Exhibit 99.1


RADCOM LTD. Receives Nasdaq Delisting Notification
Tel Aviv, Israel, December 3, 2003

RADCOM Ltd. ("Radcom") (NASDAQ: RDCM; the "Company") today announced that it received a Nasdaq Staff Determination on December 1, 2003 indicating that the Company fails to comply with the shareholders' equity requirement for continued listing set forth in Marketplace Rule 4450(a)(3) and that its ordinary shares are, therefore, subject to delisting from The Nasdaq National Market as of opening of business on December 11, 2003.

The Company intends to request a hearing before Nasdaq Listing Qualifications Panel to review the Staff Determination. There can be no assurance that the Panel will grant the Company's request for continued listing. The appeal will delay the delisting of the Company's ordinary shares from The Nasdaq National Market pending the Listing Qualifications Panel's decision.

If the Company's ordinary shares are ultimately delisted from The Nasdaq National Market, the Company intends to apply to list its ordinary shares on The Nasdaq SmallCap Market.

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's nformation, please visit www.RADCOM.com. reports filed from time to time with the Securities and Exchange Commission.

RADCOM Contact:
David Zigdon, CFO
Tel: +1-201-518-0033 # 314
davidz@radcom.com